

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

February 27, 2009

Tracy E. Quinn
Interim Chief Financial Officer
Overhill Farms, Inc.
2727 East Vernon Avenue
Vernon, California 90058

> **Re:** **Overhill Farms, Inc**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **File No. 001-16699**

Dear Ms. Quinn:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 28, 2008

Item 1. Business, page 1

Sales and Marketing, page 1

1. Tell us whether your sales to your four principal customers are pursuant to long-term contracts or purchase orders. If they are pursuant to contracts, file those documents as

exhibits or tell us why you do not believe that they are required under Item 601(b)(10) of Regulation S-K.

Item 7. Management's Discussion and Analysis . . ., page 12

Net Revenues, page 15

2.   File the agreement with Better Living Brands Alliance as an exhibit or tell us why you do not believe it is required to be filed under Item 601(b)(10) of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 29

3.   Revise Mr. Rodetis' biography to indicate the dates of his employment with The Daley-Hodkin Group, Pegasus Financial Services, LLC, and Fairway Financial Services LLC.

Item 11. Executive Compensation, page 31

Conclusion, page 33

4.   You state that you have not disclosed "target levels with respect to specific quantitative or qualitative performance-related factors . . . because their disclosure would have an adverse effect . . . ." Please provide a detailed explanation to support your conclusion. Please note that, to the extent that you have an appropriate basis for omitting the specific target levels, Instruction 4 to Item 402(b) of Regulation S-K requires you to "discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels or other factors." Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at *http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm*. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing any information that poses a reasonable risk of competitive harm.

Executive Employment Agreements and Arrangements, page 33

5.   Please provide meaningful descriptive information regarding the individual accomplishments that resulted in awards of bonuses. For example, you state on page 35 that Mr. Rudis' annual bonuses are determined "at the discretion of the compensation committee" and that bonuses to Mr. Horvath and to your named executive officers are based upon "contributions to [y]our success". You should consider describing the nature of these contributions in a more specific, yet concise, manner that would enable

shareholders to better understand the nature of these contributions and how they benefited the company.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director